SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 12, 2003

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:    Press release dated September 12, 2003 - Turkcell revises
               financials for the second quarter of 2003
               Press release dated September 12, 2003 - Turkcell provides update on Regulatory Environment

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[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE

           TURKCELL REVISES FINANCIALS FOR THE SECOND QUARTER OF 2003

Istanbul, Turkey: September 12, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has today announced a revision to its preliminary results announcement for the second quarter of 2003 distributed on August 14, 2003.

As Turkish macro economic indicators improved significantly in 2003 and Turkcell has generated taxable income for four consecutive quarters, the management believes that it is more likely than not that certain deferred tax assets will be realized as management is now confident of making reasonable forecasts on taxable income and related tax matters for the coming one-year period in the current economic and political environment of Turkey.

As a result of these developments in the second quarter of 2003, management changed its judgement regarding the realizability of the deferred tax assets and related valuation allowance requirements. Therefore, Turkcell reported the impact of this change in judgement in the second quarter of 2003. The impact of the change on net income was US$40.7 million and the net income figure for the second quarter 2003 is revised to US$73.2 million.

Announced and revised figures are compared in the table attached for your information.

                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million as of June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

Turkcell                                        Citigate Dewe Rogerson

Investors:                                      Europe
----------                                      ------
Koray Ozturkler, Investor Relations             Kate Delahunty
Tel: +90 212 313 1500                           Tel: +44 20 7282 2934
Email: koray.ozturkler@turkcell.com.tr          Email: kate.delahunty@citigatedr.co.uk

Mehmet Sezgin, Investor Relations
Tel: + 90 212 313 1290                          United States
Email: mehmet.sezgin@turkcell.com.tr            -------------
                                                Victoria Hofstad/Patrick Hughes
investor.relations@turkcell.com.tr              Tel: +1 212 688 6840
                                                Email: victoria.hofstadqcitigatedr-ny.com
Media:                                                 patrick.hughes@citigatedr-ny.com
------
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: + 90 212 313 2309
Email: bahar.erbengi@turkcell.com.tr


Internet: www.turkcell.com.tr

                       TURKCELL ILETISIM HIZMETLERI A.S.
                              SELECTED FINANCIALS

                                          Announced on 14 August 2003         REVISED                 Differences
                                          ---------------------------  ----------------------  -----------------------
                                              Quarter        Half       Quarter       Half       Quarter        Half
                                               Ended        Ended        Ended       Ended        Ended        Ended
                                              June 30,     June 30,     June 30,    June 30,     June 30,     June 30,
                                                2003         2003         2003        2003         2003         2003
Consolidated Statement of Operations Data
Revenues
  Communication fees                            567.2      1,043.1        567.2     1,043.1            -            -
  Monthly fixed fees                             10.2         19.2         10.2        19.2            -            -
  Subscription fees                                 -            -            -           -            -            -
  SIM card sales                                  4.0          8.3          4.0         8.3            -            -
  Call center revenues                            1.6          3.2          1.6         3.2            -            -
  Other                                           0.7          1.0          0.7         1.0            -            -
Total revenues                                  583.7      1,074.8        583.7     1,074.8            -            -
Direct cost of revenues                        (363.6)      (690.3)      (363.6)     (690.3)           -            -
                                              -------      -------      -------     -------         ----         ----
Gross profit                                    220.1        384.5        220.1       384.5            -            -
  General & administrative expenses             (26.6)       (48.8)       (26.6)      (48.8)           -            -
  Selling & marketing expenses                  (57.7)      (106.7)       (57.7)     (106.7)           -            -
                                              -------      -------      -------     -------         ----         ----
Income from operations                          135.8        229.0        135.8       229.0            -            -
Income (loss) from related parties , net          0.6          2.6          0.6         2.6            -            -
Net interest expense                            (59.6)      (119.8)       (59.6)     (119.8)           -            -
Other Income (expense) , net                      3.6          6.6          3.6         6.6            -            -
Equity in net income (loss) of
  unconsolidated investees                        4.3          6.5          4.3         6.5            -            -
Minority interest                                 0.3          0.7          0.3         0.7            -            -
Translation Gain/Loss                           (52.5)       (53.6)       (52.5)      (53.6)           -            -
                                              -------      -------      -------     -------         ----         ----
Income (loss) before taxes                       32.5         72.0         32.5        72.0            -            -
Income tax benefit (expense)                        -            -         40.7        40.7         40.7         40.7
                                              -------      -------      -------     -------         ----         ----
Net income ( loss )                              32.5         72.0         73.2       112.7         40.7         40.7
                                              =======      =======      =======     =======         ====         ====

Net income ( loss ) per share                 0.00006      0.00014      0.00015     0.00023

Other Financial Data

EBITDA                                          217.9        450.2        217.9       450.2            -            -
EBITDA margin                                   37.3%        41.9%        37.3%       41.9%

Consolidated Balance Sheet Data (at
  period end)
Cash and cash equivalents                       443.8        443.8        443.8       443.8            -            -
Total assets                                  3,327.2      3,327.2      3,378.7     3,378.7         51.5         51.5
Long term debt                                  830.6        830.6        830.6       830.6            -            -
Total debt                                    1,034.9      1,034.9      1,034.9     1,034.9            -            -
Total liabilities                             1,923.7      1,923.7      1,934.5     1,934.5         10.8         10.8
Total shareholders' equity/Net Assets         1,403.5      1,403.5      1,444.2     1,444.2         40.7         40.7

[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE


               TURKCELL PROVIDES UPDATE ON REGULATORY ENVIRONMENT

Istanbul, Turkey: September 12, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today provides the following update on the regulation of mobile telecommunications in Turkey.

The Telecommunication Authority, regulator of telecommunication services in Turkey, announced that it has designated Turkcell an "operator holding significant market power" in the mobile telecommunications services market. Turkcell was also given the same title in the mobile call termination services market along with another operator.

The Access and Interconnection Regulation, established by the Telecommunications Authority in May 2003, imposes more stringent requirements on operators designated as "operators holding significant market power." They will be required to provide access to any requesting operator at a price based on cost. There may also be additional requirements going forward, including one to allow competitors access to their base stations, switches and other equipment as well as some additional reporting obligations. However, the impact of these requirements, implementation and timing as far as Turkcell is concerned is currently unknown.

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million as of June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

Turkcell                                        Citigate Dewe Rogerson

Investors:                                      Europe
----------                                      ------
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500                           Kate Delahunty
Email: koray.ozturkler@turkcell.com.tr          Tel: +44 20 7282 2934
                                                Email: kate.delahunty@citigatedr.co.uk
Mehmet Sezgin, Investor Relations
Tel: + 90 212 313 1290
Email: mehmet.sezgin@turkcell.com.tr            United States
                                                -------------
investor.relations@turkcell.com.tr              Victoria Hofstad/Jessica Wolpert
                                                Tel: +1 212 840 0008
Media:                                          Email: victoria.hofstadqcitigatedr-ny.com
------                                                 jessica.wolpert@citigatedr-ny.com
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: + 90 212 313 2309
Email: bahar.erbengi@turkcell.com.tr


Internet: www.turkcell.com.tr

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  September 12, 2003                      By:  /s/ MUZAFFER AKPINAR
                                                   --------------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer